Points Named One of Canada’s Best Workplaces, Again
Leading loyalty management company recognized for second year by Great Places to Work Institute®

TORONTO, April 22, 2016 – Global leader in loyalty currency management Points (TSX:PTS) (Nasdaq:PCOM) is honored to announce their recognition as one of Canada’s Best Places to Work in 2016 and one of the 50 Best Workplaces for Women. Presented by the Great Places to Work Institute®, the award identifies organizations that foster exceptional work environments and cultures that value the growth and development of their team members.

Points ranked #17 as one of Canada’s Best Places to Work and also received the recognition as one of the 50 Best Workplaces for Women where the company ranked #19. This is the second year in a row that Points has been recognized by Great Places to Work Institute®.

“A dynamic company culture is not something that simply manifests overnight. It takes the right people with the right attitude, fierce passion and unyielding energy to create something extraordinary together,” said Rob MacLean, CEO of Points. “We are honored to be recognized as one of Canada’s Best Workplaces and one of the Best Workplaces for Women, for the second year in a row. This is a testament to our team who, day in and day out, work to uphold all that Points is and stands for.”

In addition to fostering a vibrant and people-centric workplace, Points continues to drive new innovations across industries and partners in loyalty management and mobile engagement. Using the Points Loyalty Commerce Platform, the company’s flagship technology, Points remains at the forefront of customer interactions, making rewards programs more valuable and engaging. They have recently grown their product portfolio to include an industry-first luxury hotel redemption partnership with La Quinta Inns & Suites and a redesigned Delta SkyMiles Experience auction site where members can bid using loyalty currency. Last month, Points was also named one of Canada’s Top Small & Medium Employers.

“Over the years, we’ve worked to build a collaborative and innovative culture that sparks ideas and inspires relationships,” said Christopher Barnard, President of Points. “And that all comes to life through our brilliant team who make our company something special - this award goes to them.”

Compiled by Great Place to Work® Institute Canada , the “Best Workplaces in Canada” list ranks organizations based on how well they embody the five trust-building dimensions of a great place to work: credibility, respect, fairness, pride and camaraderie. Organizations are evaluated through an employee survey and an in-depth review of the organization’s culture, business processes and HR policies. This year, more than 300 nominations were received yielding input from more than 60,000 employees.

A complete list of the 2016 finalists can be found in a Special National Report in The Globe and Mail and on the Great Places to Work Institute’s website. For more information on the Great Places to Work Institute, visit http://www.greatplacetowork.ca/.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Great Place to Work®

Great Place to Work® is the global authority on high-trust, high-performance workplace cultures. Through proprietary assessment tools, advisory services, and certification programs, including Best Workplaces lists and workplace reviews, Great Place to Work® provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. In the United States, Great Place to Work® produces the annual Fortune 100 Best Companies to Work For® list and a series of Great Place to Work® Best Workplaces lists including lists for Millennials, Women, Diversity, Small and Medium Companies and over a half dozen different industry lists.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
Garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474